UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

International Thunderbird Gaming Corporation

16885 West Bernardo Dr., Suite 100, San Diego, CA 92127
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☑ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-2244.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Thunderbird Gaming Corporation
(Registrant)

Date: September 3, 2002

Jack R. Mitchell
Jack R. Mitchell, President & CEO

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE **August 19, 2002**

Contact: Albert Atallah
Phone: (858) 451-3637
e-mail: info@thunderbirdgaming.com

MESSAGE TO OUR SHAREHOLDERS ON 2002 SECOND QUARTER RESULTS

International Thunderbird Gaming Corporation (TSE – INB) announces its financial results for the second quarter ended June 30, 2002. All figures are in US dollars.

For the three months ended June 30, 2002, gaming revenues reached $4,511,000 an increase of 19.4% compared to 2001 revenues of $3,777,000. The Company's 50% stake in Panama's revenues improved from $3,043,000 in 2001 to $3,663,000 for the same period in 2002. Nicaragua's revenues improved from $354,000 in 2001 to $485,000 for the same period in 2002. The Company's equity interests in its skill machine locations in Mexico, which are not consolidated for financial statement reporting purposes, achieved revenue of $244,000 in the second quarter of 2001 compared to $nil in the second quarter of 2002. The Company's 30% stake in Venezuela, which is not consolidated for financial statement reporting purposes, achieved revenue of $nil in 2001 compared to $419,000 in the second quarter of 2002.

Thunderbird recorded a loss in the quarter of $121,000 or $0.01 per share compared with a loss of $1,054,000 or $0.04 per share in the second quarter of 2001. The 2001 financial statements for the period were adversely affected by $385,000 of non-recurring expenses, including $88,000 of termination fees to Provident Group, $70,000 to our lawyers who acted against the California tribe from whom the Company collected $500,000, $120,000 in non-cash machine write offs and $107,000 of other non-recurring General and Administrative expenses. In addition, the Company incurred a $396,000 equity loss in equity investments. The breakdown of this loss was $298,000 associated with Venezuela and $98,000 associated with Mexico.

The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the three-month period ended June 30 of $803,000 compared to ($208,000) for the same period in 2001.

For the six months ended June 30, 2002, gaming revenues reached $8,961,000 an increase of 15.8% compared to 2001 revenues of $7,736,000. The Company's 50% stake in Panama's revenues improved from $6,490,000 in 2001 to $7,200,000 for the same period in 2002. Nicaragua's revenues improved from $398,000 in 2001 to $1,001,000 for the same period in 2002. The Company's equity interests in its skill machine locations in Mexico, which are not consolidated for financial statement reporting purposes, achieved revenue of $429,000 for the

16885 West Bernardo Drive, Suite 100, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

period in 2001 compared to $19,000 for the same period in 2002. The Company's 30% stake in Venezuela, which is not consolidated for financial statement reporting purposes, achieved revenue of $nil in 2001 compared to $997,000 for the same period in 2002.

Thunderbird recorded a loss for the six months of $71,000 or $nil per share compared with a loss of $1,503,000 or $0.06 per share in the first six months of 2001. The 2001 financial statements for the period were adversely affected by $385,000 of non-recurring expenses, including $88,000 of termination fees to Provident Group, $70,000 to our lawyers who acted against the California tribe from whom the Company collected $500,000, $120,000 in non-cash machine write offs and $107,000 of other non-recurring General and Administrative expenses. In addition, the Company incurred a $513,000 equity loss in equity investments. The breakdown of this loss was $401,000 associated with Venezuela and $112,000 associated with Mexico. The first six months of 2001 were also adversely affected by $283,000 of development expense incurred in association with the opening of the casino in Nicaragua.

Year to date the Company has achieved EBITDA of $1,826,000 compare to $273,000 for the same period in 2001.

The Company previously reported that its 2001 year end financial statements, as well as its 1st quarter financial statements, were prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and liabilities in the normal course of business, and that the application of the going concern concept is dependent on the Company's ability to generate future profitable operations. The Company's continued losses from its investments in Venezuela and Nicaragua, as well as the lack of recovery of certain receivables, continues to be the Company's major challenges. The unstable political climate and devaluation have seriously affected our revenue. Ironically, our business in Venezuela is relatively stable with some decline in activity due to the political unrest, but when we convert Bolivares to U.S. dollars, we lose approximately 50% on the exchange rate. The exchange rate at December 2001 was 769 Bolivares to 1 U.S. dollar and the current exchange rate is 1,375 Bolivares to 1 U.S. dollar.

These challenges can be overcome if (a) the Company's major creditors are willing to enter into "work-outs" with the company; (b) the company succeeds in renewing its concession in Guatemala; and (c) the Company is successful in recovering various receivables.

<u>Workout With Certain Creditors</u>: The Company has not been able to meet its debt obligations. Prime Receivables, one of two major creditors, has served the Company with a default notice. The balance owing on the Prime loan is approximately $700,000. Although the Company has remained current with its payments to MRG Entertainment, the default on the Prime loan has placed the Company in a "cross-default" position with respect to its $2,200,000 in loans owed to MRG Entertainment. These loans are now reflected as current liabilities on the company's consolidated balance sheet, which has an adverse effect on the company's working capital deficiency. The Company has been successful in negotiating work-outs with various creditors (including Prime Receivables) in the past.

<u>Guatemala Arbitration</u>: In Guatemala, the Company continues to wait for the arbitrator's ruling stemming from the claim that ILAC owes the Company approximately $620,000. In addition, the proceeding includes a claim that Thunderbird's contract should be extended past the 5-year contract date (October 1997) because operations did not commence until February 1998. The Company remains confident that the arbitrator will render a fair reward. The Company believes the results of the arbitration will have an effect on the renewal of the contract. The Company

16885 West Bernardo Drive, Suite 100, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

expects a decision from the arbitrator within the next 30 days, although there have been several delays in the rendering of an award.

Recovery of Various Receivables. The Company previously reported that it had entered into a $750,000 settlement with a California tribe. That tribe began making payments of approximately $25,000 per month for 36 months. The Company continues to pursue a lump sum payment from the tribe in lieu of the monthly payments. The Company is also pursuing several other receivables stemming from discontinued operations, the most significant of which is the NAFTA claim against the Mexico government. The Company intends to file and serve the Mexican Government with its "NAFTA Claim" by August 23, 2002.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

16885 West Bernardo Drive, Suite 100, San Diego, California, USA 92127
Phone: (858) 451-3637 Fax: (858) 451-1169
e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com

Thunderbird

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

Investor Relations: 1-858-451-3637
info@thunderbirdgaming.com

2002 SECOND QUARTER REPORT

for the six months ended June 30, 2002

MESSAGE TO OUR SHAREHOLDERS ON 2002 SECOND QUARTER RESULTS

For the three months ended June 30, 2002, gaming revenues reached $4,511,000 an increase of 19.4% compared to 2001 revenues of $3,777,000. The Company's 50% stake in Panama's revenues improved from $3,043,000 in 2001 to $3,663,000 for the same period in 2002. Nicaragua's revenues improved from $354,000 in 2001 to $485,000 for the same period in 2002. The Company's equity interests in its skill machine locations in Mexico, which are not consolidated for financial statement reporting purposes, achieved revenue of $244,000 in the second quarter of 2001 compared to $nil in the second quarter of 2002. The Company's 30% stake in Venezuela, which is not consolidated for financial statement reporting purposes, achieved revenue of $nil in 2001 compared to $419,000 in the second quarter of 2002.

Thunderbird recorded a loss in the quarter of $121,000 or $0.01 per share compared with a loss of $1,054,000 or $0.04 per share in the second quarter of 2001. The 2001 financial statements for the period were adversely affected by $385,000 of non-recurring expenses, including $88,000 of termination fees to Provident Group, $70,000 to our lawyers who acted against the California tribe from whom the Company collected $500,000, $120,000 in non-cash machine write offs and $107,000 of other non-recurring General and Administrative expenses. In addition, the Company incurred a $396,000 equity loss in equity investments. The breakdown of this loss was $298,000 associated with Venezuela and $98,000 associated with Mexico.

The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the three-month period ended June 30 of $803,000 compared to ($208,000) for the same period in 2001.

For the six months ended June 30, 2002, gaming revenues reached $8,961,000 an increase of 15.8% compared to 2001 revenues of $7,736,000. The Company's 50% stake in Panama's revenues improved from $6,490,000 in 2001 to $7,200,000 for the same period in 2002. Nicaragua's revenues improved from $398,000 in 2001 to $1,001,000 for the same period in 2002. The Company's equity interests in its skill machine locations in Mexico, which are not consolidated for financial statement reporting purposes, achieved revenue of $429,000 for the period in 2001 compared to $19,000 for the same period in 2002. The Company's 30% stake in Venezuela, which is not consolidated for financial statement reporting purposes, achieved revenue of $nil in 2001 compared to $997,000 for the same period in 2002.

Thunderbird recorded a loss for the six months of $71,000 or $nil per share compared with a loss of $1,503,000 or $0.06 per share in the first six months of 2001. The 2001 financial statements for the period were adversely affected by $385,000 of non-recurring expenses, including $88,000 of termination fees to Provident Group, $70,000 to our lawyers who acted against the California tribe from whom the Company collected $500,000, $120,000 in non-cash machine write offs and $107,000 of other non-recurring General and Administrative expenses. In addition, the Company incurred a $513,000 equity loss in equity investments. The breakdown of this loss was $401,000 associated with Venezuela and $112,000 associated with Mexico. The first six months of 2001 were also adversely affected by $283,000 of development expense incurred in association with the opening of the casino in Nicaragua.

Year to date the Company has achieved EBITDA of $1,826,000 compare to $273,000 for the same period in 2001.

The Company previously reported that its 2001 year end financial statements, as well as its 2002 1st quarter financial statements, were prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and liabilities in the normal course of business, and that the application of the going concern concept is dependent on the Company's ability to generate future profitable operations. The Company's continued losses from its investments in Venezuela and Nicaragua as well as the lack of recovery of certain receivables continues to be the Company's major challenges. These challenges can be overcome if (a) the Company's major creditors are willing to enter into "work-outs" with the company; (b) the company succeeds in renewing its concession in Guatemala and (c) the Company is successful in recovering various receivables.

Workout With Certain Creditors: The Company has not been able to meet its debt obligations. Prime Receivables, one of two major creditors has served the Company with a default notice. The balance owing on the Prime loan is approximately $700,000. Although the Company has remained current with its payments to MRG Entertainment, the default in the Prime loan has placed the Company in a "cross-default" position with respect to its $2,200,000 in loans owed to MRG Entertainment. These loans are now reflected as current liabilities on the company's consolidated balance sheet, which has an adverse effect on the company's working capital deficiency.

Guatemala Arbitration: In Guatemala, the Company continues to wait for the arbitrator's ruling stemming from the claim that ILAC owes the Company approximately $620,000. In addition, the proceeding includes a claim that Thunderbird's contract should be extended past the 5-year contract date (October 1997) because operations did not commence until February 1998. The Company remains confident that the arbitrator will render a fair reward. The Company believes the results of the arbitration will have an effect on the renewal of the contract. The Company expects a decision from the arbitrator within the next 30 days although there have been several delays in the rendering of an award.

Recovery of Various Receivables. The Company previously reported that it had entered into a $750,000 settlement with a California tribe. That tribe began making payments of approximately $25,000 per month for 36 months. The Company continues to pursue a lump sum payment from the tribe in lieu of the monthly payments. The Company is also pursing several other receivables stemming from discontinued operations, the most significant of which is the NAFTA claim against the Mexico government. The Company filed the "NAFTA Claim" on August 15, 2002. Although the Company is committed to pursuing the claim, the Company is also amenable to settling its case if the Mexico government allows the operations to re-open. The Mexican government has made no overtures to settle the matter.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

A. ***Selected Consolidated Financial Information***. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended June 30, 2002.

The selected financial data should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

	6 months ended June 30		3 months ended June 30	
	2002	2001	2002	2001
Revenue	$8,961	$7,736	$4,511	$3,777
Net earnings (loss)	(71)	(1,503)	(121)	(1,054)
Earnings (loss) per share basic and fully diluted	-	(0.06)	(0.01)	(0.04)

As at:	June 30, 2002	December 31, 2001
End of period working capital deficiency:	$ 6,639	$ 3,081
Total assets:	12,805	13,799
Long term debt (1):	1,148	4,296
Total liabilities:	11,853	12,766
Share capital (2):	21,094	21,089
Foreign exchange adjustment:	(426)	(411)
Deficit:	(19,716)	(19,645)

(1) Excludes the current portion of the long-term debt.
(2) The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

B. ***Comparison of Results of Operations:***

For the three months ended June 30, 2002, gaming revenues reached $4,511,000 an increase of 19.4% compared to 2001 revenues of $3,777,000. The Company's 50% stake in Panama's revenues improved from $3,043,000 in 2001 to $3,663,000 for the same period in 2002. Nicaragua's revenues improved from $354,000 in 2001 to $485,000 for the same period in 2002. The Company's equity interests in its skill machine locations in Mexico, which are not consolidated for financial statement reporting purposes, achieved revenue of $244,000 in the second quarter of 2001 compared to $nil in the second quarter of 2002. The Company's 30% stake in Venezuela, which is not consolidated for financial statement reporting purposes, achieved revenue of $nil in 2001 compared to $419,000 in the second quarter of 2002.

Thunderbird recorded a loss in the quarter of $121,000 or $0.01 per share compared with a loss of $1,054,000 or $0.04 per share in the second quarter of 2001. The 2001 financial statements for the period were adversely affected by $385,000 of non-recurring expenses, including $88,000 of termination fees to

Provident Group, $70,000 to our lawyers who acted against the California tribe from whom the Company collected $500,000, $120,000 in non-cash machine write offs and $107,000 of other non-recurring General and Administrative expenses. In addition, the Company incurred a $396,000 equity loss in equity investees. The breakdown of this loss was $298,000 associated with Venezuela and $98,000 associated with Mexico.

The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the three-month period ended June 30 of $803,000 compared to ($208,000) for the same period in 2001.

For the six months ended June 30, 2002, gaming revenues reached $8,961,000 an increase of 15.8% compared to 2001 revenues of $7,736,000. The Company's 50% stake in Panama's revenues improved from $6,490,000 in 2001 to $7,200,000 for the same period in 2002. Nicaragua's revenues improved from $398,000 in 2001 to $1,001,000 for the same period in 2002. The Company's equity interests in its skill machine locations in Mexico, which are not consolidated for financial statement reporting purposes, achieved revenue of $429,000 for the period in 2001 compared to $19,000 for the same period in 2002. The Company's 30% stake in Venezuela, which is not consolidated for financial statement reporting purposes, achieved revenue of $nil in 2001 compared to $997,000 for the same period in 2002.

Thunderbird recorded a loss for the six months of $71,000 or $nil per share compared with a loss of $1,503,000 or $0.06 per share in the first six months of 2001. The 2001 financial statements for the period were adversely affected by $385,000 of non-recurring expenses, including $88,000 of termination fees to Provident Group, $70,000 to our lawyers who acted against the California tribe from whom the Company collected $500,000, $120,000 in non-cash machine write offs and $107,000 of other non-recurring General and Administrative expenses. In addition, the Company incurred a $513,000 equity loss in equity investees. The breakdown of this loss was $401,000 associated with Venezuela and $112,000 associated with Mexico. The first six months of 2001 were also adversely affected by $283,000 of development expense incurred in association with the opening of the casino in Nicaragua.

Year to date the Company has achieved EBITDA of $1,826,000 compare to $273,000 for the same period in 2001.

C. *Effect of Recent Developments on Operations*

Default in Certain Obligations: The Company has not been able to meet its debt obligations. Prime Receivables, one of two major creditors has served the Company with a default notice. The balance owing on the Prime loan is approximately $700,000. Although the Company has remained current with its payments to MRG Entertainment, the default in the Prime loan has placed the Company in a "cross-default" position with respect to its $2,200,000 in loans owed to MRG Entertainment. These loans are now reflected as current liabilities on the company's consolidated balance sheet, which has an adverse effect on the company's working capital deficiency.

Guatemala Arbitration: In Guatemala, the Company continues to wait for the arbitrator's ruling stemming from the claim that ILAC owes the Company approximately $620,000. In addition, the proceeding includes a claim that Thunderbird's contract should be extended past the 5-year contract date (October 1997) because operations did not commence until February 1998. The Company remains confident that the arbitrator will render a fair reward. The Company believes the results of the arbitration will have an effect on the renewal of the contract. The Company expects a decision from the arbitrator within the next 30 days although there have been several delays in the rendering of an award.

Recovery of Various Receivables. The Company previously reported that it had entered into a $750,000 settlement with a California tribe. That tribe began making payments of approximately $25,000 per month for 36 months. The Company continues to pursue a lump sum payment from the tribe in lieu of the monthly payments. The Company is also pursing several other receivables stemming from discontinued operations, the most significant of which is the NAFTA claim against the Mexico government. The Company filed the "NAFTA Claim" on August 15, 2002. Although the Company is committed to pursuing the claim, the Company is also amenable to settling its case if the Mexico government allows the operations to re-open. The Mexican government has made no overtures to settle the matter.

D. *Capital Resources and Liquidity*.

Cash provided by operations increased $407,000 for the six months ended June 30, 2002 from $135,000 for the six months ended June 30, 2001. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos, Guatemalan revenue sharing arrangements, Nicaragua and its equity investment in Venezuela. Cash and cash equivalents decreased from $1,494,000 at December 31, 2001 to $672,000 at June 30, 2002. The Company's working capital deficiency increased to $6,639,000 at June 30, 2002 compared to $3,081,000 at December 31, 2001. The Company has not been able to meet its debt obligations. Prime Receivables, one of two major creditors has served the Company with a default notice. The balance owing on the Prime loan is approximately $700,000. Although the Company has remained current with its payments to MRG Entertainment, the default in the Prime loan has placed the Company in a "cross-default" position with respect to its $2,200,000 in loans owed to MRG Entertainment. These loans are now reflected as current liabilities on the company's consolidated balance sheet, which has an adverse effect on the company's working capital deficiency. The working capital deficiency increased $527,000 in association with the Prime loan and by $2,019,000 in association with the loan from MRG. Total long-term debt and capital lease obligations at June 30, 2002 were $5,693,000, this has decreased from $6,125,000 at December 31, 2001.

The Company raised $5,000 during the six months ended June 30, 2002 by way of issuance of shares on exercise of options.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable and recoverable. The Company currently does not plan to raise capital by the issuance of shares in the near future. The project which the Company anticipates will require capital resources in fiscal 2002 is the expansion of the casino at the El Panama Hotel in Panama City.

As of June 30, 2002, the Company had outstanding director and employee share options exercisable for up to 3,611,051 common shares at prices ranging from CDN$0.32 to CDN$1.85 per share. If all share options are exercised, to which no assurance can be given, 3,611,051 common shares would be issued generating proceeds of CDN$2,524,628.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in thousands of United States Dollars)

	June 30, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 672	$ 1,494
Accounts receivable	1,803	2,285
Inventories	330	212
Prepaid expenses	252	183
Current portion of amounts receivable	9	9
	3,066	4,183
Restricted cash	660	660
Amounts receivable	1,578	1,588
Investment in and advances to equity investees	662	856
Capital assets	5,273	5,003
Other assets	1,566	1,509
	$ 12,805	$ 13,799
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,971	$ 4,362
Income taxes payable	1,189	1,073
Current portion of capital lease obligations	47	90
Current portion of loans payable	4,498	1,739
	9,705	7,264
Capital lease obligations	2	22
Loans payable	1,146	4,274
Future income taxes	643	796
Deferred gains and other liabilities	357	203
Non-controlling interest	-	207
	11,853	12,766
Shareholders' equity:		
Share capital	21,094	21,089
Deficit	(19,716)	(19,645)
Foreign exchange adjustment	(426)	(411)
	952	1,033
	$ 12,805	$ 13,799

See accompanying notes to unaudited interim consolidated financial statements.

Approved on behalf of the Board:

_______________ Director   _______________ Director

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars)

	6 months ended June 30 2002	6 months ended June 30 2001	3 months ended June 30 2002	3 months ended June 30 2001
Revenues: Gaming operations	$ 8,961	$ 7,736	$ 4,511	$ 3,777
Costs and expenses:				
Gaming operations	3,442	3,443	1,743	1,777
General and administrative	3,579	3,575	1,826	1,880
Amortization	793	635	409	328
Financing costs	529	492	243	250
Equity loss in equity investees	147	513	172	396
Gain on disposal of investment	-	(208)	-	(208)
	8,490	8,450	4,393	4,423
Earnings (loss) before income taxes	471	(714)	118	(646)
Income taxes:				
Current	473	559	222	234
Future	102	90	50	34
	575	649	272	268
Loss from continuing operations	(104)	(1,363)	(154)	(914)
Income (loss) from discontinued operations	33	(140)	33	(140)
Net loss	(71)	(1,503)	(121)	(1,054)
Deficit, beginning of period	(19,645)	(16,565)	(19,595)	(17,014)
Deficit, end of period	$ (19,716)	$ (18,068)	$ (19,716)	$ (18,068)
Basic and fully diluted earnings (loss) per common share				
Continuing operations	$ -	$ (0.06)	$ (0.01)	$ (0.04)
Discontinued operations	-	-	-	-
Net earnings	$ -	$ (0.06)	$ (0.01)	$ (0.04)

See accompanying notes to unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

	6 months ended June 30 2002	6 months ended June 30 2001	3 months ended June 30 2002	3 months ended June 30 2001
Cash provided by (applied to):				
Operations:				
Net income (loss) from continuing operations	$ (104)	$ (1,363)	$ (154)	$ (914)
Items not involving cash:				
Depreciation and amortization	793	635	409	328
Equity loss in equity investees	147	513	172	396
Future income taxes	102	90	50	34
Gain on disposal of investment	(4)	(208)	(4)	(208)
Write off of capital assets	3	6	3	6
Net change in non-cash working capital items:				
Accounts receivable	427	441	162	39
Inventories and prepaid expenses	(393)	(428)	(214)	(128)
Accounts payable and accrued liabilities	(273)	346	(395)	198
Income taxes payable	44	103	-	88
Other	(200)	-	(406)	-
Continuing operations	542	135	(377)	(161)
Discontinued operations (note 3)	118	(106)	136	(89)
	660	29	(241)	(250)
Investing:				
Amounts receivable, net	9	562	40	531
Expenditures on capital assets	(1,004)	(567)	(211)	(171)
Investment in and advances to equity investees	(71)	(567)	191	(595)
(Increase) decrease in restricted cash	-	(138)	49	(146)
	(1,066)	(710)	69	(381)
Financing:				
Net proceeds from issuance of common shares	5	28	-	-
Loans payable	296	2,181	-	1,417
Repayment of loans and leases payable	(717)	(1,543)	(164)	(913)
	(416)	666	(164)	504
Increase (decrease) in cash and cash equivalents	(822)	(15)	(336)	(127)
Cash and cash equivalents, beginning of period	1,494	933	1,008	1,045
Cash and cash equivalents, end of period	$ 672	$ 918	$ 672	$ 918
Supplementary information:				
Interest paid	$ 375	$ 433	$ 214	$ 229
Income taxes paid	682	511	433	157

See accompanying notes to unaudited interim consolidated financial statements

(Expressed in United States Dollars)
(Tabular amounts are expressed in thousands of dollars except per share amounts)

---

1. Continuing operations and basis of presentation:

The consolidated financial statements include the accounts of International Thunderbird Gaming Corporation (the "Company") and its wholly and partially owned subsidiaries. The Company owns a 50% interest in International Thunderbird Gaming (Panama) Corporation ("Thunderbird Panama"), an incorporated joint venture, which operates four casinos in the Republic of Panama. The interest in the joint venture is accounted for in these financial statements under the proportionate consolidation method. All significant intercompany transactions and balances have been eliminated.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, the Company has incurred significant losses in 2000 and 2001, has a working capital deficiency at June 30, 2002 of $6,639,000 and has recently received default notices from certain lenders relating to borrowings as at June 30, 2002 (see note 3 - loans payable).

During 2001, the Mexican government closed the skill game facilities in Matamoros, Nuevo Laredo and Reynosa, Mexico in which the Company has an equity interest, alleging the operations are in violation of the law. The Company filed on August 15, 2002, a NAFTA claim against the Mexico government. Although the Company is committed to pursuing the claim, the Company is also amenable to settling its case if the Mexico government allows the operations to re-open. However, the Mexican government has made no overtures to settle the matter.

In addition, Fiesta Casinos Guayana, C.A. ("Fiesta Casinos Guayana"), the Venezuelan company in which the Company has an equity interest, may be subjected by the National Casinos, Bingo Parlors and Slot Machines Commission of Venezuela (the "Commission") to penalties and fines because it transferred all its shares to a national financial institution as security, thereby violating certain provisions of the Control of Casinos, Bingo Parlors and Slot Machines Act. On December 21, 2001, in response to Fiesta Casinos Guayana's request for authorization to keep the security in force, the Commission asked the Company to add a clause to the final loan contract stipulating that Fiesta Casinos Guayana must obtain prior authorization from the Commission to proceed to judicial sale or undertake any other legal transaction which implies transfer of ownership of the shares put up as security, initially or as a result of a capital increase by Fiesta Casinos Guayana. Fiesta Casinos Guayana has not made the change in the final loan contract required by the Commission and has not made any provisions in its financial statements at June 30, 2002, and December 31, 2001 for any possible penalties and fines relating to this issue.

Since July 2001, the Company has been working to develop future profitable operations and improve the working capital position of the Company. During fiscal 2001, the Company refocused its efforts toward the operation and profitability of current facilities as opposed to the development of new

1. **Continuing operations and basis of presentation (continued):**

facilities. As a result, the Company reduced its development and support staff and related expenses. In addition, the Company reduced its staff levels in Panama and refinanced a portion of its debt during the year.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when they become due is dependent on the successful completion of the actions taken or planned, some of which are described above. Management believes that these actions, in conjunction with the expected increase in profits from the Company's investments in Venezuela and Nicaragua, which commenced operations in fiscal 2001, will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements.

The financial statements do not reflect adjustments that would be necessary if the Company is unable to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses, and the balance sheet classifications used.

2. **Significant accounting policies:**

These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's audited annual consolidated financial statements as at and for the year ended December 31, 2001, except as described below. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

Stock option plans

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' new handbook section 3870, *Stock-Based Compensation and Other Stock-Based Payments.* Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002 are accounted for using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method (see note 5). The adoption of this new standard has resulted in no changes to amounts previously reported.

3. **Loans payable:**

As at June 30, 2002, the Company was in default on certain of its debt obligations. Prime Receivables, one of two major creditors, has served the Company with a default notice. The balance owing as of June 30, 2002 was $701,000 (December 31, 2001 - $754,000). The Company also received a default notice on its SBA loan with First International Bank, relating to its discontinued operations through its former subsidiary, Calsino, Inc. The balance owing as of June 30, 2002, was

3. **Loans payable (continued):**

$43,000 (December 31, 2001 - $47,000). In light of the defaults, the Company has presented the respective debt, in its entirety, as a current liability, rather than maintain the short and long term amounts pursuant to the terms of the respective notes.

The Company owes its other major creditor, MRG Entertainment $2,262,000 (December 31, 2001 - $2,371,000). Although the Company has met its obligations to MRG, MRG continues to assert that the company is in "technical default" with respect to its financial covenants. As a result, the Company has presented the entire debt as a current liability, rather than reflect the short and long term amounts pursuant to the terms of the note.

4. **Earnings per share:**

The following weighted average number of shares were used for computation of earnings per share:

	6 months ended June 30		3 months ended June 30	
	2002	2001	2002	2001
Net loss reported	$ (71)	$ (1,503)	$ (121)	$ (1,054)
Weighted average number of common shares outstanding	23,514,593	23,335,423	23,515,868	23,354,312
Effect of dilutive stock options	-	-	-	-
Weighted average number of diluted common shares outstanding	23,514,593	23,335,423	23,515,868	23,354,312
Basic loss per share	$ -	$ (0.06)	$ (0.01)	$ (0.04)
Fully diluted loss per share	$ -	$ (0.06)	$ (0.01)	$ (0.04)

5. **Stock-based compensation:**

The Company applies settlement accounting for recording share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Company's net income and income per share would have been as follows:

	6 months ended June 30, 2002	3 months ended June 30, 2002
Net loss - As reported	($71)	($121)
Net loss – Pro forma	($83)	($121)
Net loss per common share – As reported	Nil	($0.01)
Net loss per common share - Pro forma	Nil	($0.01)

5. **Stock-based compensation (continued):**

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	6 months ended June 30, 2002	3 months ended June 30, 2002
Risk-free interest rate	4.5%	4.5%
Annual dividends per share	Nil	Nil
Expected stock price volatility	70%	70%

The expected lives of the options used in the option pricing model were determined to be equal to the option terms.

6. **Discontinued operations:**

During the year ended December 31, 2000, the Company discontinued the operations of its gaming products business. This operation consisted primarily of the gaming and commercial signage and display businesses, operated through Calsino, Inc. and the sale of gaming machines and the distribution of card shufflers in the United States and Central America.

The assets of Calsino, Inc. were sold to a third party on September 30, 2000 for proceeds of approximately $266,000, consisting of a note receivable, bearing interest at 15%, with quarterly payments of $20,000 beginning April 15, 2001 and maturing January 15, 2006. The note is secured by an interest in certain assets. The distribution rights to the Quick Draw Shuffler, acquired in 1999, were converted to a royalty interest whereby the Company will receive $500 per machine sold in the United States by the manufacturer.

The amounts included in the balance sheet as at June 30, 2002 relating to the discontinued operations are as follows:

Amounts receivable	$ 408
Accounts payable	(155)
Capital lease obligations	(14)
Loans payable	(43)
Income taxes payable	(291)
	$ (95)

6. Discontinued operations (continued):

Revenue and expenses of the gaming products discontinued operations for the six months ended June 30 were as follows:

	2002	2001
Sales	$ -	$ -
Cost of sales and general administrative expenses	(102)	140
Depreciation and amortization	-	-
	(102)	140
Gain (loss) before income taxes	102	(140)
Income taxes	69	-
Gain (loss) for the period	$ 33	$ (140)

The cash provided by (used for) discontinued operations for the six months ended June 30 was as follows:

	2002	2001
Loss from discontinued operations	$ 33	$ (140)
Write off of capital assets	-	120
Inventories and prepaid expenses	-	(56)
Income taxes payable	65	-
Accounts receivable	-	-
Accounts payable and accrued liabilities	30	(18)
Depreciation and amortization	-	-
Other assets	-	-
Repayment of loans and leases payable	(10)	(12)
	$ 118	$ (106)

7. Segmented information:

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments, excluding discontinued operations disclosed in note 3.

7. Segmented information (continued):

Six months ended June 30, 2002	Panama Gaming	Guatemala video lottery	California gaming	Nicaragua	Corporate And other	Total
External revenue	$ 7,200	$ 749	$ -	$ 1,001	$ 11	$ 8,961
Amortization	503	128	-	51	111	793
Gain (loss) on disposal of capital assets	1	-	-	-	-	1
Income tax expense	540	25	-	10	-	575
Net income (loss)	932	441	-	(150)	(1,327)	(104)
Segment assets	6,649	1,685	-	669	3,394	12,397

Six months ended June 30, 2001	Panama Gaming	Guatemala video lottery	California gaming	Nicaragua	Corporate And other	Total
External revenue	$ 6,490	$ 781	$ 22	$ 398	$ 45	$ 7,736
Amortization	410	137	-	24	64	635
Gain (loss) on disposal of capital assets	-	-	-	-	202	202
Income tax expense	464	179	-	-	6	649
Net income (loss)	835	409	22	(590)	(2,039)	(1,363)
Segment assets	7,539	2,007	92	731	1,495	11,864

Three months ended June 30, 2002	Panama Gaming	Guatemala video lottery	California gaming	Nicaragua	Corporate And other	Total
External revenue	$ 3,664	$ 363	$ -	$ 485	$ (1)	$4,511
Amortization	262	63	-	29	55	409
Gain (loss) on disposal of capital assets	1	-	-	-	-	1
Income tax expense	261	6	-	5	-	272
Net income (loss)	457	230	-	(128)	(713)	(154)
Segment assets	6,649	1,685	-	669	3,394	12,397

7. Segmented information (continued):

Three months ended June 30, 2001	Panama Gaming	Guatemala video lottery	California gaming	Nicaragua	Corporate And other	Total
External revenue	$ 3,042	$ 355	$ -	$ 354	$ 26	$ 3,777
Amortization	208	68	-	19	33	328
Gain (loss) on disposal of capital assets	-	-	-	-	202	202
Income tax expense	176	89	-	-	3	268
Net income (loss)	314	204	-	(232)	(1,200)	(914)
Segment assets	7,539	2,007	92	731	1,495	11,864

Geographic information as at June 30, 2002:

	Panama	Guatemala	Nicaragua	USA	Other	Total
Revenue	$ 7,200	$ 749	$ 1,001	$ 11	$ -	$ 8,961
Capital assets	4,342	261	423	255	-	5,281

Geographic information as at June 30, 2001:

	Panama	Guatemala	Nicaragua	USA	Other	Total
Revenue	$ 6,490	$ 781	$ 398	$ 22	$ 45	$ 7,736
Capital assets	2,869	577	532	126	31	4,135

8. Comparative figures:

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

CORPORATE OFFICE
16885 West Bernardo Drive, Suite 100
San Diego, California 92127
USA
Tel: (858) 451-3637
Fax: (858) 451-1169

THUNDERBIRD PANAMA
Calle 51 y Aquilino de la Guardia
Panama City, Panama
Republic of Panama
Tel: (507) 269-0691
Fax: (507) 269-3345

THUNDERBIRD VENEZUELA
Avenida las Americas
Torre Loreto, P.H.
Puerto Ordaz, Estado Bolivar
Venezuela

THUNDERBIRD DE GUATEMALA S.A.
14 Calle 3-51 Zona
Edificio Murano Center
Nivel 6 Oficina 603
Guatemala City, Guatemala
Central America
Tel: (502) 366-6096
Fax: (502) 366-6074

THUNDERBIRD NICARAGUA
Hotel Intercontinental Managua
Octava Calle Suroeste No. 101
P.O. Box 3278
Managua, Nicaragua

TRANSFER AGENT
Pacific Corporate Trust Co.
625 Howe Street, 10th Floor
Vancouver, BC V6C 3B8
Canada

AUDITORS
KPMG
777 Dunsmuir Street
Vancouver, BC V6X 1K9
Canada

DIRECTORS
Jack R. Mitchell
San Diego, California
Albert W. Atallah
San Diego, California
Jorge Montano
Mexico City, Mexico
Salomon Guggenheim
Zurich, Switzerland
Jean Duval
Quebec, Canada

OFFICERS
Jack R. Mitchell, President & CEO
Clay Hardin, VP, Gaming Operations
Albert W. Atallah, Chief Operating Officer
David Michelson, Corporate Secretary

CAPITALIZATION
Common Shares Issued:
23,515,868 (as of August 19, 2002)

SHARES LISTED
Toronto Stock Exchange
Common Stock Symbol: INB

REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON
Preston, Willis & Lackowicz
Suite 300 – 204 Black St.
Whitehorse, Yukon Y1A 2M9
Canada

WEBSITE
www.thunderbirdgaming.com